Exhibit 4.8

EMPLOYEE EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is entered into as of August 29, 2022 (the “Execution Date”) by and between:

l.	Azure Power India Private Limited, a private limited company incorporated under the laws of India and having its office at 5th floor, Southern Park, D-II, Saket Place, Saket, New Delhi - 110017(hereinafter referred to as the “Indian Company”, which expression shall unless repugnant to the meaning or context thereof, be deemed to include its successors and permitted assigns);

2.	Azure Power Global Limited, a company incorporated under the laws of Mauritius and having its office at C/o AAA Global Services Ltd, 1st Floor, The Exchange 18 Cybercity, Ebene, Mauritius (hereinafter referred to as the “Mauritius Company”, which expression shall unless repugnant to the meaning or context thereof, be deemed to include its successors and permitted assigns); and

3.	Mr. Rupesh Agarwal, a citizen of India having PAN ACMP2420N and residing at Unit 203 Tower 21 Lotus Boulevard Sector 100 Noida UP 210304 (hereinafter referred to as the “Employee” which expression shall unless repugnant to the meaning or context thereof, be deemed to include his legal heirs).

The Indian Company and the are hereinafter collectively referred to as “Parties” and each individually as a “Party”.

WHEREAS, the Employee is currently engaged as a Chief Strategy & Commercial Officer by the Indian Company and the Indian Company is now desirous of appointing the Employee as its Interim Chief Executive Officer, as well as recommending the Employee for appointment as the Interim Chief Executive Officer of the Mauritius Company (as defined in this Agreement) (“Interim CEO”), in accordance with, and on the terms and conditions, contained herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual provisions contained herein and for other good and valuable consideration, the adequacy and sufficiency of which is acknowledged by all Parties, the Parties agree as follows:

1.	Duties and Scope of Employment, etc.

a)	Positions and Duties

(i)	The Indian Company hereby agrees to employ the Employee, and the Employee agrees to be employed by the Indian Company, in accordance with the terms and conditions of this Agreement from the “Effective Date” of August 29, 2022 and shall, subject to the terms of this Agreement, hold be employed in his present capacity for a period twelve (12) months from Effective Date.

(ii)	In his capacity as the Indian Company’s Interim CEO, the Employee will (a) report to the Indian Company’s Board of Directors (the “India Company Board”) and the

Mauritius Company’s Board of Directors (“Mauritius Company Board”), (b) perform such duties and responsibilities normally attendant to such positions and such other additional and different duties as the relevant Company may from time to time assign which are consistent with the Employee’s position; and (c) act in compliance with the Indian Company’s and Mauritius Company’s constituent documents, applicable law and regulations, and any directives or policies established by the India Company Board and Mauritius Company Board.

(iii)	The Employee’s principal place of employment shall be at the Indian Company’s corporate office in Delhi, India.

b)	Employment Term.

(i)	The term of employment (the “Term”) of the Employee shall commence on and from the Effective Date up to a period of twelve (12) months from the Effective Date or such earlier date upon his termination or resignation from employment with the Company for any reason (the “Termination Date”).

(ii)	For the avoidance of doubt:

(1)	the effective date of termination (other than for “Cause” (as defined in this Agreement)) shall not be earlier than the last day of the applicable required notice period, if any, provided for in this Agreement, subject to the provisions of Section 1(c) below; and

(2)	the effective date of termination for Cause (as defined in this Agreement) shall be as determined by the Indian Company, in its sole and exclusive discretion.

c)	Notice.

(i)	The Employee agrees to provide ninety (90) days’ notice, or such other notice period as mutually agreed between the Parties in writing (“Notice Period”), prior to terminating this Agreement (“Termination Notice”). The Indian Company, or the Mauritius Company may, in its sole and exclusive discretion: place the Employee on “Garden Leave” (as defined in this Agreement) for up to the duration of Notice Period; The Employee shall have no right to satisfy the Notice Period obligations by providing the Indian Company with any consideration, unless agreed in writing by the Indian Company and the Mauritius Company, in which case the Indian Company shall also have the right to seek payments in lieu of the Notice Period, equivalent to ninety (90) days’ of the Employee’s Fixed Pay (as defined in this Agreement).

(ii)	The Indian Company and the Mauritius Company shall be entitled to terminate the Employee’s employment immediately, without any notice requirements.

d)	Employee Position. During the Term, the Employee’s position will be Interim CEO of the Indian Company or in such other additional position or positions as the Indian Company may designate from time to time. The Employee will have such duties, authorities and responsibilities as are commensurate with his position. All of the Employee’s duties, responsibilities and powers with respect to the Indian Company and the Mauritius Company, will, at all times, be subject to the order, direction and supervision of the India Company Board and the Mauritius Company Board, respectively. During the Employee’s employment with the Company, the Employee (without prejudice to Section 6):

(i)	will devote his full vocational time and best efforts to the furtherance of the business of the “Group” (as defined in this Agreement) on a full-time basis;

(ii)	will exercise the highest degree of loyalty and the highest standards of conduct in the performance of his duties;

(iii)	will comply with all applicable laws and regulations;

(iv)	will not, except as noted herein or as required for furtherance of the Employee’s duties with the Group, engage in any other business activity (other than Passive Investments), whether or not such business activity is pursued for gain, profit or other pecuniary advantage, without the express written consent of the India Company Board and Mauritius Company Board, which consent shall be at the sole discretion of each of the India Company Board and Mauritius Company Board;

(v)	will not engage, directly or indirectly, in any activity, employment or business venture (other than Passive Investments), whether or not for remuneration, that is competitive, same or similar with the Groups business in any respect or make any Preparations to engage in any competitive activities; (vi) will not take any action or make any omission that deprives the Group of any business opportunities or otherwise act in a manner that conflicts with the best interest of the Group or is detrimental to the business of the Group; and (vii) will not accept any appointment / nomination, or be appointed / nominated, on the board of directors or other governing body of anybody corporate (other than in respect of the Group, as specifically required by the Indian Company or the Mauritius Company in connection with the Employee’s employment), without the express written consent of the India Company Board and Mauritius Company Board. If the Employee wishes to engage in an outside activity not expressly permitted under the terms of this Section, the Employee shall first propose such activity to the India Company Board and Mauritius Company Board for its determination as to whether such activities are permissible. Even if the India Company Board and Mauritius Company Board consents to the Employee’s engagement in an outside activity, they shall have the right to revoke its consent at any time, and upon notice to the Employee of such revocation of consent, the Employee shall terminate such outside activity at the earliest practicable opportunity.

It is clarified that for the purposes of the above, the term “Passive Investment” shall mean: ownership of up to two percent of any class of securities of a company regularly traded on a national stock exchange or other public market; or (ii) ownership of unlisted securities of a company of less than 50% (on a fully diluted basis), subject to: (A) the Employee not having the right or ability to control or influence the management or decisions (directly or indirectly) of such company, (B) the Employee not having any rights to appoint a nominee, or any right to being appointed, on the board of such company, and (C) the Employee not having any other role in such company, except that of a shareholder holding minority shares in such company.

e)	Representations and Warranties by the Employee. The Employee’s employment with the Companies is conditioned on the Employee’s representations and warranties to the Indian Company that:

(i)	he is not disqualified or prevented from acting as the Interim CEO of the Indian Company or the Mauritius Company under applicable law or regulation;

(ii)	his execution, delivery and performance of his duties under this Agreement will not violate, conflict with, result in a breach of the terms, conditions or provisions of, result in the creation of any encumbrances or constitute a default (or an event that, with the giving of notice or lapse of time or both, would constitute a default) or an event creating rights of acceleration, modification, termination, cancellation or a loss of rights under any contract to which the Employee is a party, including any noncompete or non-solicitation agreement or obligation, any approval, order, judgment, decree or award to which the Employee is a party or by which he is bound or any law applicable to the Employee; and

(iii)	this Agreement has been duly and validly executed by the Employee and upon execution and delivery, this Agreement will constitute, legal, valid and binding obligations of the Employee, enforceable against him in accordance with its terms.

f)	Employee Position after the Term. Parties agree that after completion of the Term or early termination of the Employee’s employment in accordance with the terms of this Agreement, the Employee will resume his roles and responsibilities with the Indian Company as the ‘Chief Strategy & Commercial Officer’ in accordance with the terms of the employee employment agreement entered into between the Employee and the Indian Company dated July 18, 2022 (the “CSCO Agreement”). For the avoidance of doubt, it is hereby clarified that the CSCO Agreement shall be in abeyance during the Term of this Agreement, and upon the expiry of the Term, or such early determination of the Employee’s employment in accordance with the terms of this Agreement, the CSCO Agreement will be the agreement governing the terms of employment of the Employee.

2.	Compensation.

a)	Fixed Pay. During the Term, the Indian Company will pay the Employee the salary set forth in the table below as compensation for his services (the “Fixed Pay”). The Fixed Pay will be paid monthly in accordance with the Indian Company’s normal payroll practices and be subject to the usual applicable withholdings.

Period	Salary
From the Effective Date till (including) August 28, 2023	Annual salary of INR 4,00,00,000

b)	Variable Pay. Upon achievement of performance parameters as listed below, the Employee shall be eligible to earn a bonus variable pay of up to INR 4,00,00,000 (“Variable Pay”) at the discretion of the Board:

(i)	Completion of the audit being conducted by the E&Y, [the statutory auditors of the Indian Company] for Financial Year 2021-22;

(ii)	Completion of Quarterly audits and relevant filings with the relevant regulatory authorities in the United States of America;

(iii)	The India Company Board and the Mauritius Company Board being satisfied that the Company has achieved stability in its operating projects and overall operations;

(iv)	Power Purchase Agreements (PPAs) that are as on the Effective Date in the process of execution by the Indian Company have been executed and project’s construction progress is as per the timelines under the PPAs; and

(v)	Creation of growth pipeline aas approved by the Board.

The Variable Pay shall be payable to the Employee only upon completion of the Term.

c)	Other. During the Term, for so long as the Employee meets the eligibility requirements of the applicable plan, practice, policy or program of Indian Company and/or the Mauritius Company: (i) except as specifically provided herein, the Employee shall be entitled to participate in all savings and retirement plans, practices, policies and programs of Indian Company and/or the Mauritius Company that are made available generally to other Employee officers of Indian Company and/or the Mauritius Company, and (ii) except as specifically provided herein, the Employee and/or the Employee’s family, as the case may be, shall be entitled to participate in, and shall receive all benefits under, all welfare benefit plans, practices, policies and programs (including Indian Company’s and/or the Mauritius Company’s health insurance and disability plans) provided by Indian Company and/or the Mauritius Company that are made available to other Employee officers of Indian Company and/or the Mauritius Company (for the avoidance of doubt, such plans, practices, policies or programs shall not include any plan, practice, policy or program which provides benefits in the nature of severance or continuation pay). Each of the Indian Company and the Mauritius Company may change, amend or discontinue any of its benefit plans, practices, policies and programs at any time during the Employee’s employment with the Indian Company, and nothing contained herein will obligate the Indian Company and/or the Mauritius Company to institute, maintain or refrain from changing, amending or discontinuing any benefit plan, practice, policy or program.

d)	Clawback. The Employee agrees that the compensation and benefits provided under this Agreement will be subject to forfeiture, cancellation, recoupment or clawback as required by applicable laws, government regulations and stock exchange requirements. The Employee further agrees that any incentive compensation paid or payable under this Agreement (including any Variable Pay) will be subject to forfeiture, cancellation, recoupment or clawback in accordance with the terms of applicable law or the U.S. Dodd Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and rules and regulations thereunder in the event the Indian Company or Mauritius Company is required to restate its financial statements, regardless of whether the Indian Company is then subject to the Dodd-Frank Act. For the avoidance of doubt, the Employee’s agreement to claw back under this Section 2(e) will not apply to restatements of the Indian Company’s financial statements due to acts, omissions or events that occurred prior to the Effective Date.

e)	Vacation. The Employee will be entitled to paid vacation in accordance with the policy as applicable to other Employee officers of the Indian Company and/or the Mauritius Company, with the timing and duration of specific days off mutually and reasonably agreed to by the Parties.

f)	Expenses. The Indian Company will reimburse the Employee for reasonable business related travel, entertainment or other expenses incurred by the Employee in the furtherance of or in connection with the performance of the Employee’s duties hereunder, in accordance with Indian Company’s expense reimbursement policy for Employee officers of Indian Company in effect from time to time.

3.	Severance.

a)	Termination other than for Cause. The Indian Company or the Mauritius Company is, subject to the terms of this Agreement, entitled to terminate the employment of the Employee for any reasons whatsoever, by providing the Termination Notice. If during the Term, the Indian Company or the Mauritius Company terminates the Employee’s employment other than for Cause, subject to the provisions of Section 4 and applicable law and regulation, the Employee will be entitled to i) the Fixed Pay due but unpaid to him and (ii) Variable Pay approved by the Board based on evaluation of the performance of the Employee; and (iii) benefits to which the Employee is entitled under applicable laws and pursuant to any benefit plans of the Companies as of the Termination Date (except any severance plan); and (iv) reimbursement of business expenses for which the Employee is entitled to reimbursement under Section 2(f) but for which Employee has not been reimbursed as of the Termination Date and for which invoices have been provided in accordance with this Section 3(a). Other than the foregoing, the Indian Company or the Mauritius Company shall not have any further obligation to the Employee. It is clarified that these aforementioned amounts shall be paid (less applicable withholdings) within 45 days from the Termination Date, provided that the Employee shall be obligated to provide the Indian Company or the Mauritius Company invoices of all business expenses incurred within 10 days of Termination Date.

b)	Termination for Cause: The Company is at all times entitled to terminate the employment of the Employee for Cause, immediately, and without complying with the notice requirements set out in this Agreement. If during the Term (including any Notice Period), the Indian Company or the Mauritius Company terminates the Employee’s employment for Cause, the Employee shall not be entitled to receive any payments, except to the extent mandated by law. It is clarified that any amounts/benefits that are provided for only under the terms of employment or the policies of the Companies and are not mandated by law (such as, but not limited to Variable Pay), will not be payable. Any amount so payable shall be paid (less applicable withholdings) within 45 days from the Termination Date.

c)	Cessation of employment due to resignation by the Employee. The Employee is, subject to the terms of this Agreement, entitled to resign from the employment for any reasons whatsoever, by providing the Termination Notice. If during the Term, the Employee resigns from employment for any reason whatsoever, subject to the provisions of applicable law and regulation, the Employee will be entitled to: (i) the Fixed Pay due but unpaid to him; (ii) vested benefits to which the Employee is entitled under applicable laws and pursuant to any benefit plans as of the Termination Date (except any severance plan), subject to the Employee serving the Notice Period; and (iii) reimbursement of business expenses for which the Employee is entitled to reimbursement under Section 2(i) but for which Employee has not been reimbursed as of the Termination Date and for which invoices have been provided in accordance with this Section 3(c). Other than the foregoing, the Indian Company or the Mauritius Company shall not have any further obligation to the Employee. It is clarified that these aforementioned amounts shall be paid (less applicable withholdings) within 45 days from the Termination Date, provided that the Employee shall be obligated to provide the Indian Company or the Mauritius Company invoices of all business expenses incurred within 10 days of Termination Date. It is clarified that any amounts/benefits that are provided for only under the terms of employment or the policies of the Companies and are not mandated by law (such as, but not limited to, Variable Pay), will not be payable.

d)	Exclusive Remedy. In the event of a termination of the Employee’s employment with the Indian Company or the Mauritius Company, the provisions of this Section 3 are intended to be and are exclusive and in lieu of any other rights or remedies to which the Employee or the Indian Company or the Mauritius Company may otherwise be entitled, whether at law, tort or contract, in equity, or under this Agreement.

4.	Conditions to Receipt of Severance: No Duty to Mitigate.

a)	Separation Agreement and Release of Claims. The Employee acknowledges and agrees that (i) the Company’s payment of the severance compensation detailed in Section 3, will be deemed to constitute a full settlement and discharge of any and all obligations of the Companies and their Affiliates to the Employee arising out of this Agreement, the Employee’s employment with the Companies and their Affiliates and/or the termination of the Employee’s employment with the Companies and their Affiliates; and (ii) upon payment of the severance compensation detailed in Section 3, the Company will stand discharged of all obligations towards the Employee, and the Employee shall, automatically and without any further action, be deemed to have fully and unqualifiedly released Indian Company and the Mauritius Company, their Affiliates, and all of their present and/ or former owners, officers, directors, agents, attorneys, insurers, representatives, benefit plans and their fiduciaries, both individually and in their representative capacities. The Employee further acknowledges and agrees that as a condition precedent to receiving any of the severance compensation detailed in Section 3, the Employee will execute, deliver to the Companies, and not revoke a release agreement, in a form prepared by, and satisfactory to, the Indian Company and the Mauritius Company (the “Employee Release Agreement”, key parameters of which have been set out in Schedule 1) pursuant to which the Employee will release and waive, to the fullest extent permitted by law, all claims against the Indian Company and the Mauritius Company, their Affiliates, and all of their present and/ or former owners, officers, directors, agents, attorneys, insurers, representatives, benefit plans and their fiduciaries, both individually and in their representative capacities, including, without limitation, all claims arising out of this Agreement, the Employee’s employment with Companies and/or their Affiliates, and/or the termination of Employee’s employment with the Companies and/or their Affiliates. The severance compensation described in Section 3 is in lieu of any severance benefits under any severance policy or plan the Indian Company and the Mauritius Company may have now or in the future, and the Employee acknowledges that the Employee is not entitled to any other severance benefits and the Employee further undertakes to timely execute the Employee Release Agreement.

b)	Confidential Information, Non-solicitation, and Non-Competition. The receipt of any severance compensation pursuant to Section 3 will be subject to the Employee not violating the provisions of Sections 5 and 6. In the event the Employee breaches the provisions of Sections 5 and 6, all payments and benefits to which the Employee may otherwise be entitled pursuant to Section 3 will immediately cease, to the extent permissible under law.

c)	No Duty to Mitigate. Except as expressly provided herein, the Employee shall not be required to seek other employment or otherwise mitigate the amount of any payments to be made by the Companies pursuant to this Agreement. Except as otherwise provided herein, the payments provided pursuant to this Agreement shall not be reduced by any compensation earned by the Employee as the result of employment by another employer after the termination of the Employee’s employment or otherwise.

5.	Non-Disclosure of Confidential Information.

a)	Confidential Information. For purposes of this Agreement, the term “Confidential Information” means any and all of the Group’s trade secrets, confidential and proprietary information and all other nonpublic information and data of or about the Group and its business, including, without limitation, lists of customers, information pertaining to customers, marketing plans and strategies, information pertaining to suppliers, pricing information, engineering and technical information, software codes, cost information, data compilations, research and development information, business plans, financial information, personnel information, information received from third parties that the Group has agreed to keep confidential, and information about prospective customers or prospective products and services, whether or not reduced to writing or other tangible medium of expression, including, without limitation, work product created by the Employee in rendering services for the Group; provided, however, that “Confidential Information” shall not include information that: (i) is or becomes generally available to the public by use, publication or the like, through no fault of the Employee; (ii) is obtained without restriction by the Employee after termination of the Employee’s employment with the Companies from a third party who had the legal right to disclose such information to the Employee; (iii) the Employee possessed prior to the Employee’s employment with the Companies; or (iv) is independently developed by the Employee without the use of any of the Group’s Confidential Information after the termination of his employment with the Companies.

b)	Non-Disclosure Obligations. During the Employee’s employment with the Companies and thereafter, the Employee will not use or disclose to others any of the Confidential Information, except: (i) in the course of the Employee’s work for and on behalf of the Group, (n) with the prior written consent of the Companies, (iii) as required by law or judicial process, provided the Employee promptly notifies the Companies in writing of any subpoena or other judicial request for disclosure involving Confidential Information or trade secrets, and cooperates with any effort by the Group to obtain a protective order preserving the confidentiality of the Confidential Information or trade secrets, or (iv) in connection with reporting possible violations of law or regulations to any governmental agency or from making other disclosures protected under any applicable whistleblower laws. The Employee agrees that the Group owns the Confidential Information and the Employee has no rights, title or interest in any of the Confidential Information. Additionally, the Employee will abide by Indian Company’s and the Mauritius Company’s policies protecting the Confidential Information, as such policies may exist from time to time. At the Indian Company’s or the Mauritius Company’s request or upon termination of the Employee’s employment with the Companies for any reason, the Employee will immediately deliver to the Companies any and all materials (including all copies and electronically stored data) containing any Confidential Information in the Employee’s possession, custody or control. Upon termination of the Employee’s employment with the Companies for any reason, the Employee will, if requested by the Companies, provide the Companies with a signed written statement disclosing whether the Employee has returned to the Companies all materials (including all copies and electronically stored data) containing any Confidential Information previously in the Employee’s possession, custody or control.

c)	Whistleblower Laws. Notwithstanding anything herein or in any other agreement with or policy (including without limitation, any code of conduct or the manual) of Indian Company or the Mauritius Company, nothing herein or therein is intended to or shall: (i) prohibit the Employee from making reports of possible violations of: (A) U.S. federal law or regulation (even if the Employee participated in such violations) to, and cooperating with, any governmental agency or entity in accordance with the provisions of and rules promulgated under Section 21F of the Securities Exchange Act of 1934 or Section 806 of the Sarbanes- Oxley Act of 2002 or of any other whistleblower protection provisions of U.S. state or federal law or regulation; and (B) Indian law or regulation (even if the Employee participated in such violations) to, and cooperating with, any governmental agency or entity in accordance with the provisions of the Whistle Blowers Protection Act, 2014 or of any other whistleblower protection provisions of any applicable Indian law or regulation; (ii) require notification to or prior approval by the Indian Company and the Mauritius Company of any such reporting or cooperation; or (iii) result in a waiver or other limitation of the Employee’s rights and remedies as a whistleblower, including to a monetary award. Notwithstanding the foregoing, the Employee is not authorized (and the above should not be read as permitting the Employee) to disclose communications with counsel that were made for the purpose of receiving legal advice or that contain legal advice or that are protected by the attorney work product or similar privilege. Furthermore, the Employee will not be held criminally or civilly liable under any U.S. federal or state trade secret law for the disclosure of a trade secret that is made (X) in confidence to a U.S. federal, state or local government official, either directly or indirectly, or to an attorney, in each case, solely for the purpose of reporting or investigating a suspected violation of U.S. law or (Y) in a complaint or other document filed in a lawsuit or proceeding, if such filings are made under seal.

d)	Survival of Non-Disclosure Obligations. The Employee’s confidentiality/non-disclosure obligations under this Agreement continue after the termination of Employee’s employment with the Companies. With respect to any particular trade secret information, Employee’s confidentiality/non- disclosure obligations will continue as long as such information constitutes a trade secret under applicable law. With respect to any particular Confidential Information that does not constitute a trade secret, the Employee’s confidentiality/non- disclosure obligations will continue as long as such information remains confidential, and will not apply to information that becomes generally known to the public through no fault or action of the Employee or others who were under confidentiality obligations with respect to such information.

6.	Non-Solicitation and Non-Competition.

a)	Non-Competition. During the Term and the “Non-Compete Time Period” (as defined in this Agreement), the Employee will not within the “Restricted Geographic Area” (as defined in this Agreement) engage in (including, without limitation, being employed by, working for, or rendering services to) any “Competitive Business” (as defined in this Agreement) in any “Prohibited Capacity” (as defined in this Agreement). Notwithstanding the foregoing, if the Competitive Business has multiple divisions, business units, lines or segments, some of which are not competitive with the business of the Group, nothing herein will prohibit the Employee from being employed by, working for or assisting any division, business unit, line or segment of such Competitive Business that is not competitive with the business of the Group. This can be waived off by mutual consent of both parties.

b)	Customer Restrictions. During the Term and the “Restricted Time Period”, the Employee will not sell, market or provide, attempt to sell, market or provide, or assist any Person in the sales, marketing or provision of, any “Competing Service/Product” (as defined in this Agreement) to any of the Group’s Customers (excluding any governmental agencies / authorities which are the Group’s Customers or existing customer of the new organization) with respect to whom, at any time during the Employee’s employment with the Companies, the Employee had any business contact on behalf of the Group, the Employee had any relationship, business development, sales, service or account responsibility (including, without limitation, any supervisory or managerial responsibility) on behalf of the Group, or the Employee had access to, or gained knowledge of, any Confidential Information concerning the Group’s business with such customer, or otherwise solicit or communicate with any such customers for the purpose of selling, marketing or providing, attempting to sell, market or provide, or assisting in any Person in the sales, marketing or provision of, any Competing Service/Product.

c)	Non-Interference with Contractors, Vendors, or Other Relationships. During the Restricted Time Period, the Employee will not urge, induce or seek to induce any of the Group’s independent contractors, subcontractors, business partners, distributors, brokers, consultants, sales representatives, customers, referral sources, vendors, suppliers or any other Person with whom the Group has a business relationship to terminate their relationship with, or representation of, the Group or to cancel, withdraw, reduce, limit or in any manner modify any such Person’s business with, or representation of, the Group.

d)	Restrictions. During the “Restricted Time Period”, the Employee will not: (i) solicit for employment, hire, employ, engage the services of, or attempt to hire, employ, or engage the services of, any individual who is an employee of the Group; (ii) assist any Person in the recruitment, hiring or engagement of any individual who is an employee of the Group; (iii) urge, induce or seek to induce any individual to terminate his/her employment with the Group; or (iv) advise, suggest to or recommend to any Competitive Business that it employ, engage the services of, or seek to employ or engage or engage the services of any individual who is an employee of the Group.

e)	For purposes of this Agreement: (i) “Non-Compete Time Period” means 6 months after the Termination Date; provided that this period may be extended by such additional period as mutually agreed in writing between the Parties; and (ii) “Restricted Time Period means 3 years after the Termination Date”; provided that this period may be extended by such additional period as mutually agreed in writing between the Parties.

7.	Indemnification:

The Indian Company and the Mauritius Company, jointly and severally, agree to indemnify, defend and hold harmless the Employee against all costs, suits, liabilities, damages and losses incurred arising out of: any claims, legal actions, proceedings (including investigations and show cause proceedings) initiated by any governmental authorities, in any jurisdiction, against the Employee, in respect of any event or set of events, that occurred prior to the Effective Date, including in relation to the Employee executing/confirming the interim financial accounts of the Companies for a period prior to the Effective Date. The Companies’ obligation to indemnify the Employee under this Section 7 shall continue for a period of five (5) years from Effective Date (“Indemnity Period”). It is clarified that the indemnification obligation under this Section 7(a) shall continue during the Indemnity Period even if the Employee has resigned or his employment terminated prior to the expiry of the Indemnity Period.

8.	Assignment: This Agreement will be binding upon and inure to the benefit of: (a) any Successor of the Indian Company or the Mauritius Company; and (b) to the heirs, executors and legal representatives of the Employee upon the Employee’s death as it relates to the severance compensation specified in Section 3. Any such successor of the Indian Company or the Mauritius Company will be deemed substituted for the Indian Company or the Mauritius Company under the terms of this Agreement for all purposes. For this purpose, “Successor” means any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly acquires all or substantially all of the assets or business of the Indian Company or the Mauritius Company. None of the rights of the Employee to receive any form of compensation payable pursuant to this Agreement may be assigned or transferred except by will or the laws of descent and distribution. Any other attempted assignment, transfer, conveyance or other disposition of the Employee’s right to compensation or other benefits will be null and void.

9.	Notices. Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Agreement shall be in writing and signed by or on behalf of the Party giving it. Such notice shall be served by sending it or by delivering by hand, mail or courier to the address set forth below. In each case it shall be marked for the attention of the relevant Party set forth below. Any notice so served shall be deemed to have been duly given (i) in case of delivery by hand, when hand delivered to the other Party; or (ii) when sent by mail, where 7 (seven) business days have elapsed after deposit in the mail with certified mail receipt requested postage prepaid; or (iii) when delivered by courier on the second business day after deposit with an overnight delivery service, postage prepaid, with next business day delivery guaranteed, provided that the sending Party receives a confirmation of delivery from the delivery service provider; or (iv) for electronic mail notification with return receipt requested, upon the obtaining of a valid return receipt from the recipient.

To the Indian Company:

Azure Power India Private Limited

Address: 5th floor, Southern Park, D-II, Saket Place, Saket, New Delhi – 110017

Attn: Chairman, Board of Directors

To the Mauritius Company:

Azure Power Global Limited

Address: AAA Global Services Ltd, 1st Floor, The Exchange 18 Cybercity, Ebene, Mauritius

Attn: Chairman, Board of Directors

To the Employee:

To: Mr Rupesh Agarwal

Address: Unit 203 Tower 21, Lotus Boulevard Sector 100, Noida UP 210304

10.	Severability. In the event that any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement will continue in full force and effect without said provision.

11.	Governing Law and Arbitration. The provisions of this Agreement shall, in all respects, be governed by, and construed in accordance with the laws of India. Any dispute arising out of or in connection with this Agreement, including any question regarding the existence, validity or termination of this Agreement shall be referred to and finally resolved by arbitration in accordance with the Arbitration Rules of the Singapore International Arbitration Centre (SIAC Rules), which rules are deemed to be incorporated by reference in this Section. The seat of arbitration shall be Singapore, and venue of arbitration shall be New Delhi. The arbitral tribunal shall consist one 1 (One) arbitrator, jointly appointed by the Parties. In the event that the Parties are unable to appoint such sole arbitrator, then, the Employee on one hand and the Indian Company on the other hand, will appoint 1 (One) arbitrator each, and the 2 (Two) arbitrators so appointed shall appoint the third arbitrator. The law governing this Agreement shall be Indian law. The language of arbitration shall be English. Subject to the foregoing, the Parties agree to be subject to the exclusive jurisdiction of the courts in New Delhi. Nothing herein contained shall be construed as prohibiting any of the Companies from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of damages from the Employee.

12.	Works. All work performed by the Employee and all inventions, discoveries, developments, work product, processes, improvements, creations, deliverables and all written, graphic or recorded material and works of authorship fixed in any tangible medium of expression made, created or prepared by the Employee, alone or jointly with others, during the Employee’s employment with the Companies and relating to the Group’s business (collectively, the “Works”) shall be the Companies’ exclusive property, shall be deemed a work made for hire, and all rights, title and interest in the Works shall vest in the Companies. To the extent that the title or rights to any such Works may not, by operation of law, vest in the Companies, all rights, title and Interest to such Works are hereby irrevocably assigned to the Companies. All Works shall belong exclusively to the Companies, and the Companies shall have the right to obtain and hold in their own name, any patents, copyrights, registrations or such other intellectual properly protections as may be appropriate to the subject matter. The Employee will sign documents of assignment, declarations and other documents and take all other actions reasonably required by the Companies, at the Companies’ s expense, to perfect and enforce any of its proprietary rights and to vest all right, title and interest to the Works in the Companies. This Section does not apply to an invention for which no equipment, supplies, facility, or Confidential Information of the Group was used and which was developed entirely on the Employee’s own time, unless: (a) the invention relates (1) directly to the business of the Group, or (2) to the Group’s actual or demonstrably anticipated research or development, or (b) the invention results from any work performed by the Employee for the Group. To the extent that the title or rights to any such Works may not, by operation of law, vest in the Companies, all rights, title and interest to such Works are hereby irrevocably, absolutely and perpetually assigned to the Companies for worldwide territory. Notwithstanding the provisions of Section 19(4) of the Copyright Act, 1957, any assignment in so far as it relates to copyrightable material shall not lapse nor the rights transferred therein revert to the Employee, even if the Companies do not exercise the rights under the assignment within a period of one year from the date of assignment. The Employee hereby agrees to waive any right to and agrees to refrain from raising any objection or claims to the Copyright Board with respect to any assignment, pursuant to Section 19A of the Copyright Act, 1957. The Employee also waives all moral rights in relation to the Work developed or conceived by the Employee. The Employee acknowledges that the Fixed Pay payable under this Agreement is good and valuable consideration for the assignment of the Works, the sufficiency of which is hereby acknowledged.

13.	Definitions. For purposes of this Agreement, the following terms have the following meanings, unless the context requires otherwise or unless otherwise stated.

“Affiliate” means any entity that directly, or indirectly through one or more intermediaries, is owned or controlled by, owns or controls, or is under common ownership or control with, the Indian Company or the Mauritius Company; for this purpose, “control” of an entity means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the entity, whether through the ownership of voting securities, by contract or otherwise.

“Company” means, individually, each of the Indian Company and the Mauritius Company, and “Companies” means, collectively, the Indian Company and the Mauritius Company.

“Cause” means the occurrence of one or more of the following: (i) an act of fraud or dishonesty made by the Employee against the Group in connection with the Employee’s responsibilities which the Company reasonably believes will damage its business; (ii) the Employee’s conviction of, or plea of no contest to, a felony (excluding traffic offenses) which the India Company Board or the Mauritius Company Board reasonably believes had or will have a detrimental effect on the reputation or business of the Indian Company or the Mauritius Company or its affiliates; (iii) the Employee’s intentional or gross misconduct; (iv) the Employee’s intentional improper disclosure of confidential information; (v) the Employee’s continued violations of material Indian Company or the Mauritius Company policies or provisions of the Employee’s agreements with the Indian Company or the Mauritius Company, including any violation of or failure to perform the Employee’s reasonably assigned duties; or (vi) the Employee’s failure to cooperate with the Indian Company or the Mauritius Company in any investigation or formal proceeding.

“Competing Service/Product” means any service or product that is similar to and competitive with any of the services/products and/or related services/products offered or provided by the Group as of the Termination Date.

“Competitive Business” means any company engaged in the renewable power business, wind, solar or hydro, energy storage or any other business of the Group as of the Termination Date in the Restricted Geographic Area.

“Garden Leave” means a Company’s right to place the Employee on “garden leave” during the Notice Period. Such Company may, in its sole discretion, during the Garden Leave to: (a) suspend or terminate, in whole or in part, any powers, duties or work exercised by or provided to the Employee; (b) change the Employee’s designation or duties as such Company decides appropriate; (c) prevent the Employee from contacting or communicating with any current, former or proposed clients, customers, s, or vendors of the Group; (d) exclude the Employee from the premises of the Group; (e) announce to s, clients, customers, vendors and other relevant persons of the Group that Employee has been given notice of termination or that the Employee has resigned; and/or (f) ask the Employee to resign so such Company can appoint a new Chief Employee Officer prior to the end of the Notice Period, provided that in such event the last date of the Notice Period shall be deemed the Termination Date.

“Group” means any of the Companies, their subsidiaries and their Affiliates, unless the context otherwise requires.

“Group’s Customer” or “Group Customer” means: (i) any Person to whom the Group is selling or providing any service or product as of the Termination Date; (ii) any Person to whom the Group provided or sold any service or product at any time during the one (1) year preceding the Termination Date; and/or (ii) any Person with whom the Group has contracted or otherwise entered into an arrangement to provide any service or product as of the time of the Termination Date.

“Mauritius Company” means Azure Power Global Limited, a company incorporated under the laws of Mauritius and having its office at C/o AAA Global Services Ltd, 1st Floor, The Exchange 18 Cybercity, Ebene, Mauritius, which expression shall unless repugnant to the meaning or context thereof, be deemed to include its successors and permitted assigns.

“Person” means any individual or entity (including without limitation a corporation, partnership, Limited Lability company, trust, joint venture, or governmental entity or agency).

“Prohibited Capacity” means: (i) the same or similar capacity or function to that in which the Employee worked for the Group at any time during his employment; (ii) any Employee or officer capacity or function; (iii) any business development capacity or function; (iv) any ownership capacity (except the Employee may own as a passive investment up to two percent of any class of securities of a company regularly traded on a national stock exchange or other public market); (v) any business consulting or advising capacity of function; (vi) any director or similar capacity or function; (vii) any capacity or function in which the Employee likely would inevitably use or disclose any of the Group’s trade secrets and/or Confidential Information; (viii) any capacity or function in which the customer goodwill the Employee helped to develop on behalf of the Group would facilitate or support the Employee’s work for a Competitive Business; and/or (ix) any other capacity or function in which the Employee’s knowledge of the Confidential Information would facilitate or assist the Employee’s work for the Competitive Business.

“Restricted Geographic Area” means India, and each country the Group is doing business in as of the Termination Date.

14.	Integration. This Agreement represents the entire agreement and understanding between the Parties as to the subject matter herein and supersedes all prior or contemporaneous agreements whether written or oral. This Agreement may be modified only by agreement of the Parties by a written instrument executed by the Parties that is designated as an amendment to this Agreement.

15.	Waiver of Breach. The waiver of a breach of any term or provision of this Agreement, which must be in writing, will not operate as or be construed to be a waiver of any other previous or subsequent breach of this Agreement.

16.	Headings. All captions and section headings used in this Agreement are for convenient reference only and do not form a part of this Agreement.

17.	Tax Withholding. All payments made pursuant to this Agreement will be subject to withholding of applicable taxes.

18.	Acknowledgment. The Employee acknowledges that he has had the opportunity to discuss this matter with and obtain advice from his private attorney, has had sufficient time to, and has carefully read and fully understands all the provisions of this Agreement, and is knowingly and voluntarily entering into this Agreement.

19.	Counterparts. This Agreement may be executed in counterparts, and each counterpart will have the same force and effect as an original and will constitute an effective, binding agreement on the part of each of the undersigned.

[Schedule and signature pages follow]

IN WITNESS WHEREOF, the Parties have entered into this Agreement on the day and year first above written.

/s/ Rupesh Agarwal
Name: Rupesh Agarwal

Signature Page – Employee Employment Agreement

IN WITNESS WHEREOF, the Parties have entered into this Agreement on the day and year first above written.

For Azure Power India Private Limited

Authorized Signatory

Name:

Designation:

Signature Page – Employee Employment Agreement

IN WITNESS WHEREOF, the Parties have entered into this Agreement on the day and year first above written.

For Azure Power Global Limited

Authorized Signatory

Name:

Designation:

Signature Page – Executive Release Agreement

SCHEDULE 1 | KEY PARAMETERS OF EMPLOYEE RELEASE AGREEMENT

The Employee acknowledges and agrees that as a condition precedent to receiving any portion of the severance compensation detailed in Section 3 of the Agreement, the Employee will execute, deliver to the Companies, and not revoke, the Employee Release Agreement, which will: (a) substantially contain the following terms which are acknowledged and agreed to by the Employee (upfront) at the time of signing this Agreement, and (b) be executed and delivered to the Companies (and not subsequently revoked) in a form prepared by, and satisfactory to, the Indian Company and the Mauritius Company:

(1)	The Employee confirms that all positions (including, but not limited to, all board / committee and Employee positions) held by him in the Companies and / or in the Group, shall stand vacated as of the close of business of the Indian Company and the Mauritius Company.

(2)	The Employee, both on his behalf and on behalf of his successors and heirs, releases and forever discharges the Companies, their affiliates and their present and/or former owners, officers, directors, s, agents, attorneys, insurers, representatives, benefit plans and their fiduciaries, both individually and in their representative capacities from all Claims (other than in respect of payment of amounts specifically set out in the Employee Release Agreement), and hereby acknowledges and declares that on payment by the Indian Company of the dues to the Employee in accordance with the terms of the Agreement and the Employee Release Agreement, the Employee will have no Claims against the Companies and if required execute such further documents as may be reasonably required by Companies in confirmation on payment of the amounts due. The Employee waives any future Claims whatsoever that the Employee or his successors or heirs have or may have against any of the Companies, their affiliates and their present and/or former owners, officers, directors, s, agents, attorneys, insurers, representatives, benefit plans and their fiduciaries, both individually and in their representative capacities, other than those in respect of payment of amounts due.

For this purpose, ‘Claims’ means any and all past and present claims, charges, complaints, lawsuits, liabilities, obligations, promises, agreements, damages, actions, causes of action, rights, demands, costs (including all legal costs), losses, debts and expenses, injuries and grievances of any and every kind. Claims also includes, but is not limited to, a full release of any and all claims for punitive damages, attorneys’ fees, injunctive relief, declaratory relief, equitable relief, loss of wages, loss of other employment, back pay, front pay, liquidated damages, compensatory damages, breach of express or implied contract, wages or benefits owed, covenants of fair dealing and good faith, interference with contract, option grants, wrongful discharge or termination, fraud, personal injury, infliction of emotional distress, mental anguish, libel, slander, defamation, negligence, assault, battery, invasion of privacy, false imprisonment, civil conspiracy, duress, promissory or equitable estoppel, violation of public policy, retaliation, breach of fiduciary duty, bad faith, employment discrimination or harassment of any type or retaliation based on any protected status (including, without limitation, national origin, race, age, sex, sexual orientation, disability, workers’ compensation status, or other protected category) or other discrimination, retaliation or harassment in accordance with the subsisting laws in India or any other applicable state or local law, regulations or other similar provisions, vacation pay, sick pay, any retirement or pension contributions or benefits, medical or health benefits, short or long term disability benefits, long service payment, severance or redundancy payments, notice (or payment in lieu), leave encashment, allowances, bonus (statutory or otherwise), incentive share or share option scheme, retention scheme, and any other benefits; and any and all claims and demands of any other kind and nature whatsoever, foreseen, unforeseen, or unforeseeable, now known or which may hereafter be discovered relating to his employment with and/or separation from the Companies, or to any event, act or omission that has occurred at any time up to and including the date of termination of the Employee, whether or not the Claim arises or may arise under contract, tort, equity or statute.

(3)	The Employee shall not, up to and after the date of termination, directly or indirectly, make disparaging or negative statements of whatever kind and in whatever context, through any medium, about any of the Companies, their affiliates, their officers, directors, s, business practices, plans or procedures, products, or pertaining to the Employee’s tenure with the Companies or the terms of this Agreement.

(4)	The Employee agrees to take all steps, execute all documents and do all acts and things as may be reasonably required by the Companies to give effect to the transactions and matters contemplated by the Agreement and the Employee Release Agreement, and implement the provisions of the same.

(5)	In the event, at any time after the termination of employment of the Employee, it is discovered (pursuant to any internal or external / regulatory investigations) that the Employee was engaged or involved in any of the following: (a) misconduct / fraud, (b) gross negligence, (c) breach of any terms of employment or applicable laws or the Agreement or the Employee Release Agreement, or (d) misappropriation of funds / property, then the Companies shall have all rights and entitlements against the Employee, as may be available under applicable laws, and/or in equity, including the right to claim damages for breach/ actions of the Employee.